UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
      Washington, D.C. 20549

           SCHEDULE 13D

Under the Securities Exchange Act of 1934
        (Amendment No. 4)*

AMERICAN DENTAL TECHNOLOGIES, INC.
         (Name of Issuer)

   Common Stock, $.O4 par value
  (Title of Class of Securities)

            025352-10-5
          (CUSIP Number)

           Mark A. Metz
Dykema Gossett PLLC, 400 Renaissance Center, Detroit, Michigan 48243 (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

          April 21, 1998
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
box   [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



























           SCHEDULE 13D


CUSIP No. 025352-10-5



1  Name of Reporting Person
   S.S. or I.R.S. Identification No. of Above Person

        William D. Myers

2  Check The Appropriate Box If A Member Of A Group*              (a) [ ]
                                                                  (b) [X]

3  SEC Use Only



4  Source of Funds*

       PF/OO


5  Check Box If Disclosure Of Legal Proceedings Is                     [ ]
   Required Pursuant To Items 2(d) or 2(E)


6  Citizenship Or Place of Organization

    United States

              7   Sole Voting Power
                        535,542

 Number Of
  Shares      8   Shared Voting Power
Beneficially            549,072

  Owned By
    Each      9   Sole Dispositive Power
 Reporting              535,542
  Person
   With       10  Shared Dispositive Power
                        549,072


11 Aggregate Amount of Beneficially Owned By Each Reporting Person
                        1,084,614


12 Check Box If The Aggregate Amount In Row (11) Excludes              [X]
   Certain Shares*       See items 5 and 6

13 Percent Of Class Represented By Amount In Row (11)
                         14.6%


14 Type Of Reporting Person*

   IN













           SCHEDULE 13D


CUSIP No. 025352-10-5



1  Name of Reporting Person
   S.S. or I.R.S. Identification No. of Above Person

        Irene M. Myers

2  Check The Appropriate Box If A Member Of A Group*              (a) [ ]
                                                                  (b) [ ]

3  SEC Use Only



4  Source of Funds*

       PF

5  Check Box If Disclosure Of Legal Proceedings Is                     [ ]
   Required Pursuant To Items 2(d) or 2(E)


6  Citizenship Or Place of Organization

    United States

              7   Sole Voting Power
                        0
 Number Of
  Shares      8   Shared Voting Power
Beneficially            549,072

  Owned By
    Each      9   Sole Dispositive Power
 Reporting              0
  Person
   With       10  Shared Dispositive Power
                        549,072


11 Aggregate Amount of Beneficially Owned By Each Reporting Person
                        549,072

12 Check Box If The Aggregate Amount In Row (11) Excludes              [ ]
   Certain Shares*

13 Percent Of Class Represented By Amount In Row (11)
                         7.4%

14 Type Of Reporting Person*

   IN













This is the fourth amendment to a Statement on Schedule 13D originally filed with the Securities and Exchange Commission on or about April 29, 1994 (the "Original Statement") by William D. Myers and Irene M. Myers with respect to the common stock, $.04 par value, of American Dental Technologies, Inc. ("ADT"). As required by Rule 101(a)(2)(ii) of Regulation S-T, the entire text of the Original Statement, as amended, has been amended and restated in its entirety. All share and per share amounts have been adjusted to reflect the 1-for-4 reverse stock split which occurred since the filing of the most recent amendment to the Original Statement.

ITEM 1. SECURITY AND ISSUER.

This statement relates to the $.04 par value common stock ("Stock") of American Dental Technologies, Inc. ("ADT"). The principal executive office of ADT is located at 5555 Bear Lane, Corpus Christi, Texas 78405.

ITEM 2. IDENTITY AND BACKGROUND.

(a) William D. Myers and Irene M. Myers.

(b) The home address of Dr. and Mrs. Myers is 5904 Wing Lake
Road, Bloomfield Hills, Michigan 48301.

(c) Dr. Myers is an ophthalmologist and Mrs. Myers is an artist.
Dr. Myers is a co-founder, director and Chairman of the Board of ADT.

(d) During the last five years, neither of the reporting persons has been convicted in a criminal proceeding of the kind required to be disclosed herein.

(e) During the last five years, neither of the reporting persons was a party to a civil proceeding of the kind required to be disclosed herein.

(f) Dr. and Mrs. Myers are citizens of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

Both of the reporting persons received their respective shares of ADT Stock in exchange for cash derived from their personal funds. In addition, Dr. Myers acquired 38,945 shares of ADT Stock and a now-expired warrant to purchase an additional 38,945 shares of ADT Stock in April 1996 from ADT in exchange for title to a new laser that Dr. Myers purchased with his personal funds.

ITEM 4. PURPOSE OF TRANSACTION.

        The sole purpose for the acquisitions of ADT Stock reported herein was and is for investment. Dr. and Mrs. Myers may consult with ADT from time to time and each may acquire additional ADT Stock in the market or in privately negotiated transactions or may dispose of some or all of the ADT Stock he or she owns. Neither of the reporting persons has any other present plans or proposals with respect to ADT of the kind set forth under
Item 4 of the instructions to Schedule 13D other than as described in Items 5 and 6 below.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        (a) As of the date of Amendment No. 4, Dr. Myers beneficially owns 1,084,614 shares of Stock, constituting 14.6% of the shares of Stock issued and outstanding, and Mrs. Myers beneficially owns 549,072 shares of Stock, constituting 7.4% of the shares of Stock issued and outstanding. The shares beneficially owned by Dr. Myers include 2,028 shares which he has the right to acquire upon exercise of stock options granted to him as a director of ADT which are exercisable currently or within the next 60 days.

        (b) Dr. Myers has sole voting and dispositive power over 533,514 shares of Stock he currently owns and, upon exercise, will have sole voting and dispositive power with respect to the 2,028 shares which he has the right to acquire pursuant to stock options granted to him as a director of ADT. The shares reflected as beneficially owned do not include options to purchase an additional 780 shares upon exercise of director stock options held by Dr. Myers which are not currently exercisable and will not become exercisable within the next 60 days. Dr. and Mrs. Myers share voting and dispositive power with respect to the 399,072 shares they own jointly and the 150,000 shares owned by Mrs. Myers.

        (c) The following transactions in the Stock were previously reported on the Original Statement, as previously amended:

                (i) On April 21, 1994, through a private placement transaction with ADT, for a total of $1,000,000 in cash, Dr. Myers and Mrs. Myers each acquired 75,000 shares of Stock and non-transferable warrants to acquire 75,000 shares of Stock at a price of $8.00 per share, exercisable at any time prior to April 21, 1996, and jointly acquired 100,000 shares of Stock and options to acquire 100,000 shares of Stock on the same terms.

                (ii) On July 7, 1995, through a private placement transaction with ADT, Dr. and Mrs. Myers [jointly] acquired 27,778 shares of Stock and non-transferable warrants to acquire 55,556 shares of Stock at a price of $8.00 per share, exercisable on or before July 7, 1998 (subsequently extended by ADT to July 31, 1999). Simultaneously, the termination date on the warrants held by Dr. and Mrs. Myers to acquire 250,000 shares of Stock was extended to April 21, 1998. The total consideration paid was $100,000 in cash. On August 24, 1995, the exercise price on the warrants to acquire the 305,556 shares of Stock was reduced by ADT to $4.00 per share.

                (iii) On February 23, 1996, Dr. Myers entered into the voting agreement described in Item 6 with Ben J. Gallant.

                (iv) On April 15, 1996, in a private transaction with ADT, Dr. Myers acquired 38,945 shares of restricted Stock together with a warrant to acquire 38,945 shares of Stock at an exercise price of $6.75 per share until April 15, 1999 (the "Warrant"). This Stock and Warrant has an agreed value of $262,878 and represents a portion of the consideration Dr. Myers is to receive in return for transferring to ADT the title to a laser and workstation (the "Laser"). At any time on or before March 31, 1997, at the exclusive option of ADT, title to the Laser may be returned to Dr. Myers without any further obligation to ADT (other than the Stock and Warrant previously paid), or ADT may retain ownership of the Laser by issuing to Dr. Myers additional shares of Stock valued at $262,878 based upon the average trading price at such time, together with a warrant (in the same form as the Warrant) to acquire an equal number of shares of Stock at the then-market price at any time prior to April 15, 1999. ADT subsequently exercised its right to return the Laser to Dr. Myers.

        The following additional transactions have occurred since the filing of the most recent amendment to the Original Statement:

                (v) Dr. Myers has received stock options as a director of ADT each December 15 beginning in 1991. The options granted in 1991 through 1993 were granted under ADT's Non-Qualified Stock Option Plan and those granted thereafter were granted under ADT's Long-Term Incentive Plan Each such option gives Dr. Myers the right to acquire 312 shares of Stock at the market price prevailing on the date of grant as calculated pursuant to the relevant ADT plan. Each such option becomes exercisable in equal annual installments beginning on the first anniversary of the grant date and expires 10 years after the grant date.

                (vi) On April 21, 1998, Dr. and Mrs. Myers each exercised warrants to purchase 75,000 shares of Stock at $4.00 per share and they exercise jointly held warrants to purchase 100,000 shares of Stock at $4.00 per share. The purchase price was paid in cash from their personal funds.

                (vii) On April 15, 1999, warrants to purchase 38,945 shares of Stock held by Dr. Myers expired.

                (viii) On July 31, 1999, warrants to purchase 55,556 shares of Stock jointly held by Dr. and Mrs. Myers expired.

        (d) and (e)     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        The material terms of the warrants to purchase Stock are described in Item 5 above and the warrants are included as Exhibits to this Schedule 13D.

        In November 1995, ADT entered into a merger agreement to acquire ownership of all of the outstanding stock of Texas Airsonics, Inc. In anticipation of the merger Dr. Myers and Ben J. Gallant entered into a voting agreement, dated February 23, 1996, which requires each to vote their respective shares of ADT Stock for the election of Dr. Myers and Mr. Gallant to the board of directors of ADT for a period of three years following approval of the merger (which occurred in July 1996). The voting agreement does not require the parties thereto to vote together on any other matter. Dr. Myers disclaims the existence of a group with Mr. Gallant and disclaims beneficial ownership of the ADT Stock owned by Mr. Gallant.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

[all exhibits previously filed]

Exhibit 1:  Joint Filing Agreement

Exhibit 2:  Common Stock Purchase Warrant, W-100A, dated 4/21/94

Exhibit 3:  Common Stock Purchase Warrant, W-100B, dated 4/21/94

Exhibit 4:  Common Stock Purchase Warrant, W-100C, dated 4/21/94

Exhibit 5:  Revised Common Stock Purchase Warrant, W-100A-A, dated 7/7/95

Exhibit 6:  Revised Common Stock Purchase Warrant, W-100B-A, dated 7/7/95

Exhibit 7:  Revised Common Stock Purchase Warrant, W-100C-A, dated 7/7/95

Exhibit 8:  Common Stock Purchase Warrant, W-200A dated, 7/7/95

Exhibit 9:  Revised Common Stock Purchase Warrant, W-100A-B, dated 8/24/95

Exhibit 10:  Revised Common Stock Purchase Warrant, W-100B-B, dated 8/24/95

Exhibit 11:  Revised Common Stock Purchase Warrant, W-100C-B, dated 8/24/95

Exhibit 12:  Revised Common Stock Purchase Warrant, W-200A, dated 8/24/95

Exhibit 13:  Common Stock Purchase Warrant, W-96-01, dated 4/15/96

Exhibit 14:  Voting Agreement between William Myers and Ben Gallant, dated
             2/23/96


                                SIGNATURE


        After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this amendment is true, complete and correct.

Dated:  April 23, 2000


/s/ William D. Myers
William D. Myers

/s/ Irene M. Myers
Irene M. Myers